

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2015

Alan Lien
Chief Executive Officer
CinJet, Inc.
16926 East Keegan Blvd.
Carson, California 90746

> **Re: CinJet, Inc.**
> **Information Statement on Schedule 14C**
> **Filed July 8, 2015**
> **File No. 000-53635**

Dear Mr. Lien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your preliminary information statement relates to the approval by written consent of, among other items, a 6-for-1 reverse stock split and a change in the number of authorized shares. We also note that CinJet, Inc. entered into a merger agreement with Solis Tek Inc. on June 23, 2015. Therefore, please revise your preliminary information statement to provide the disclosure required by Schedule 14A regarding the transaction, including disclosure under Items 11, 13 and 14. See Note A to Schedule 14A. In particular, we note that the historical and pro forma financial information and other information about the parties to the transaction must be included, as the company does not appear to be eligible to incorporate financial statements or other information by reference into the Schedule 14C pursuant to Item 14(e) of Schedule 14A and General Instructions A, B and C of Form S-4.

I.B – Increase of the authorized capital of the Company, page 6

2.   Please revise this paragraph to clarify. It is not clear why the discussion repeatedly refers to common stock, when the proposal seems to be solely to increase the authorized shares of preferred stock.

3.   Please disclose whether the company has any plans or proposals for the increase in authorized shares of preferred stock.

II. – 6-for-1 Forward Stock Split, page 7

4.   Please provide quantified disclosure regarding the impact of the stock split and resulting increase in authorized shares. In this regard, disclose in a table the current number of issued shares, the current number of authorized but unissued shares that are reserved for specific purposes (disclosing the purposes) and the current number of authorized but unreserved shares. In another table, disclose the number of authorized but unissued shares, reserved shares and authorized but unreserved shares that will exist when the amendment to the articles of incorporation is effective, taking into account the stock split and increase in authorized shares.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director

cc: Stanley Moskowitz, Esq.